                                                                   Exhibit 4(a)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Corporate Address:                                 Service Office Address:
[213 Washington St                                 [P.O. Box 7960
Newark, NJ 07102]                                  Philadelphia, PA 19176
                                                   Toll Free: 1-888-PRU-2888
                                                   Website:www.prudential.com]

Please read this contract (the "Annuity") carefully; it is a legal contract between you and Pruco Life Insurance Company of New Jersey. Unless you direct otherwise, we will pay the named Owner(s), on the Annuity Payment Date, the first of a series of annuity payments, the frequency, period, and dollar amounts of which are determined in accordance with the terms and conditions of the annuity option payable, provided that both you and the Annuitant(s) are then living.

This Annuity is issued subject to its provisions and in consideration of any Purchase Payments you make and we accept.

RIGHT TO CANCEL: You may cancel this Annuity for a refund by notification to us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it. The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of this Annuity by mail is effective on being postmarked, properly addressed and postage prepaid.

Unless otherwise required by applicable law or regulation, the amount of the refund will equal the Account Value as of the Valuation Date we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or Tax Charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity.

            Signed for Pruco Life Insurance Company of New Jersey:

                 /s/ Joseph D. Emanuel  /s/ Robert F. O'Donnell
                 ---------------------- ------------------------
                       Secretary               President

    NON-PARTICIPATING INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

      During the Accumulation Period any payments and values based on the Sub-account(s) are not guaranteed and will increase or decrease, based on their investment performance.

 Payout options are specified in the Annuity. Other payout options may be made available.

P-BBND(2/13)-NY                        1

                               TABLE OF CONTENTS

                   ANNUITY SCHEDULE                       3

                   DEFINITIONS                            5

                   RIDERS OR ENDORSEMENTS                 6

                   ALLOCATION OF ACCOUNT VALUE            6

                   OPERATION OF THE SEPARATE ACCOUNT(S)   7

                   CHARGES                                8

                   RIGHTS AND DESIGNATIONS                9

                   PURCHASE PAYMENTS                     10

                   ACCOUNT VALUE                         11

                   ALLOCATION RULES                      12

                   DISTRIBUTIONS                         13

                   DEATH BENEFIT                         14

                   ANNUITY PAYOUT OPTIONS                16

                   ANNUITY TABLES                        17

                   GENERAL PROVISIONS                    19

P-BBND(2/13)-NY                        2

                               ANNUITY SCHEDULE

ANNUITY NUMBER: [001-00001]               ISSUE DATE: [March 1, 2013]

TYPE OF BUSINESS: [Non-Qualified]

OWNER: [John Doe]       DATE OF BIRTH: [October 21, 1972]  SEX: [Male]

OWNER: [Mary Doe]       DATE OF BIRTH: [October 15, 1972]  SEX: [Female]

ANNUITANT: [John Doe]   DATE OF BIRTH: [October 21,1972]   SEX: [Male]

PURCHASE PAYMENT: [$25,000]

PURCHASE PAYMENT AGE LIMITATION: [Purchase Payments may be accepted up to and including the day prior to the later of: the oldest Owner's [86/th/] birthday (the Annuitant's [86/th/] birthday if the Annuity is owned by an entity), or the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of this Annuity.]

MINIMUM ADDITIONAL PURCHASE PAYMENT: [$100]

MINIMUM ADDITIONAL PURCHASE PAYMENT UNDER AUTOMATIC PURCHASE PLANS: [$50]

CONTINGENT DEFERRED SALES CHARGE:

[Age of Purchase Payment                        Percentage Applied Against
Being Withdrawn                               Purchase Payment being Withdrawn
Less than 1 year old                                       7.0%
1 year old or older, but not yet 2 years old               7.0%
2 years old or older, but not yet 3 years old              6.0%
3 years old or older, but not yet 4 years old              6.0%
4 years old or older, but not yet 5 years old              5.0%
5 years old or older, but not yet 6 years old              5.0%
6 years old or older, but not yet 7 years old              5.0%
7 years old or older                                       0.0%]

MINIMUM WITHDRAWAL AMOUNT: [$100]

MINIMUM SURRENDER VALUE AFTER A PARTIAL WITHDRAWAL: [$2,000]

MINIMUM SUB-ACCOUNT AMOUNT: [$50], subject to the Purchase Payment Limit above if only one Sub-account is available on this Annuity.

INSURANCE CHARGE: [Assessed daily at an annualized rate of 1.10%]

ANNUAL MAINTENANCE FEE: [Lesser of $50 or 2% of Account Value, but only if the sum of the Purchase Payments at the time the Fee is due is less than $100,000.]

P-BBND(2/13)-NY                        3

TRANSFER FEE: [$10 per transfer after the twentieth transfer in any Annuity
Year.]

MINIMUM TRANSFER AMOUNT: [$50. We may waive the Minimum Transfer Amount.]

MAXIMUM NUMBER OF TRANSFERS: Currently, there are no limits on the number of transfers that can be made among Sub-accounts in an Annuity Year. We reserve the right to restrict the number of transfers among Sub-accounts per Annuity Year, but in no event will the Maximum Number of Transfers be less than [20].

LATEST AVAILABLE ANNUITY DATE: [The first day of the calendar month next following the oldest Owner's or Annuitant's 95/th/ birthday.]

EARLIEST AVAILABLE ANNUITY DATE: [One year from the Issue Date]

MINIMUM ANNUITY PAYMENT: $20 per month

MINIMUM SURRENDER VALUE AT ANNUITIZATION: $2,000

DEFAULT ANNUITY OPTION: In the absence of an election we receive in Good Order, monthly payments will commence under Option 2 - Payments for Life with a 10 Year Period Certain or a Period Certain of shorter duration if the life expectancy of the Annuitant at the time the option becomes effective is less than 10 years. Such life expectancy will be computed using applicable Internal Revenue Service tables.

VARIABLE SEPARATE ACCOUNT(S): [Pruco Life of New Jersey Flexible Premium Variable Annuity Account]

SUB-ACCOUNT(S): The following Sub-Account(s) is available as of the Issue Date:
[AST Long Duration Bond Portfolio]

RIDERS AND ENDORSEMENTS MADE A PART OF THE ANNUITY ON THE ISSUE DATE:
[Individual Retirement Annuity Endorsement
Lifetime Income with Death Benefit Rider]

P-BBND(2/13)-NY                        4

                                  DEFINITIONS

Account Value: The total value of all allocations to the Sub-account(s) on any Valuation Day.

Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

Annuitant: The natural person named in the Annuity Schedule upon whose life annuity payments are based.

Annuity Date: The date on which we apply your Account Value to the applicable annuity payout option and begin the Payout Period.

Annuity Payment Date: The date the first annuity payment is payable.

Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient of the Death Benefit, or to whom any remaining Period Certain payments may be paid in accordance with the "Annuity Payout Options" section of the Annuity.

Code or Internal Revenue Code: The Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

Contingent Annuitant: The natural person named to become the Annuitant on the Annuitant's death prior to the Annuity Date.

Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or documentation acceptable to us, (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the Death Benefit, if not previously elected by the Owner(s), by at least one Beneficiary.

General Account: Our general investment account which contains all of our assets with the exception of the Variable Separate Account(s) and other segregated asset accounts.

Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

Issue Date: The effective date of this Annuity, as shown in the Annuity
Schedule.

Owner(s): The natural person(s) or entity shown as Owner in the Annuity Schedule unless later changed.

Payout Period: The period starting on the Annuity Date and during which annuity payments are made.

P-BBND(2/13)-NY                        5

Purchase Payment: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges and benefits outlined in this Annuity.

Service Office Address: The location shown on the Cover page of the Annuity where all requests and payments regarding this Annuity are to be sent. We refer to this as our "Service Office." The Service Office Address may be changed at any time. We will notify you in advance of any change in address.

Sub-account: A division of the Variable Separate Account(s) shown in the Annuity Schedule.

Surrender Value: The Account Value less any applicable Contingent Deferred Sales Charge, any applicable Tax Charges, and any applicable Annual Maintenance Fee.

Unit: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

Unit Price: The value of each Unit of a Sub-account on a Valuation Day.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

Valuation Period: The period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

Variable Separate Account(s): The variable separate account(s) shown in the Annuity Schedule.

we, us, our: Pruco Life Insurance Company of New Jersey.

you, your: The Owner(s) shown in the Annuity Schedule.

                            RIDERS OR ENDORSEMENTS

One or more riders or endorsements may be attached and made part of your Annuity. Such riders or endorsements may contain additional or different provisions which may amend or replace the provisions in your Annuity. Such riders or endorsements may also contain provisions applicable to a benefit program. Such programs may impact certain provisions of this Annuity, including, but not limited to, Sub-account(s), surrenders, withdrawals, transfers, Spousal Continuation, and the Death Benefit. Charges may also apply to any benefit provided by rider or endorsement. A schedule supplement may also contain additional fields specific to any such benefit. Please refer to any applicable rider, endorsement and their respective schedule supplements for details regarding the impact on any provisions in this Annuity. Riders or endorsements pertaining to a benefit program available as of the Issue Date of this Annuity may not be available in the future.

                          ALLOCATION OF ACCOUNT VALUE

You may maintain Account Value in the one or more Sub-accounts we make available, subject to the limits set out in this Annuity. The Sub-Account(s) available for allocation of Account Value as of the Issue Date is shown in the Annuity Schedule. We will notify you if additional Sub-accounts are made available. The minimum amount you can allocate to a Sub-account ("the Minimum Sub-account Amount") is shown in the Annuity Schedule. If two or more Sub-accounts are made available, you may transfer Account Value between such Sub-accounts, subject to our allocation and transfer rules. Your transfer request must be received by us in Good Order. Transfers may be subject to a fee.

P-BBND(2/13)-NY                        6

                     OPERATION OF THE SEPARATE ACCOUNT(S)

General: The assets supporting our obligations under the Annuity may be held in various accounts, depending on the obligation being supported. Assets supporting our obligations during the Accumulation Period are held in separate accounts. In the Payout Period, assets supporting annuity payments are held in our General Account.

Separate Accounts: We are the legal owner of assets in the separate accounts. Income, gains and losses, whether or not realized, from assets allocated to these separate accounts, are credited to or charged against each such separate account in accordance with the terms of the annuities supported by such assets without regard to our general corporate operations or other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in each separate account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the annuity obligations supported by such assets. These assets may only be charged with liabilities which arise from such annuities.

Variable Separate Account(s): The separate account(s) to which we allocate assets supporting our obligations under this Annuity is the Variable Separate Account(s). This separate account(s) consists of the one or more Sub-accounts we make available with this Annuity as well as multiple Sub-Accounts made available in other annuities issued by us. The Variable Separate Account(s) was established by us pursuant to New Jersey law. The Variable Separate Account(s) also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of the variable Sub-accounts.

The amount of our obligations in relation to allocations to the Variable Separate Account(s) is based on the investment performance of the Sub-accounts. However, guarantees provided under the Annuity, including any benefit riders attached and made a part of the Annuity, which exceed the market value of assets allocated to the Variable Separate Account(s), are our general corporate obligations.

The Variable Separate Account(s) is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Variable Separate Account(s).

Sub-accounts may invest in underlying mutual funds or portfolios. We may change the investment policy of any or all Sub-accounts, add Sub-accounts, eliminate Sub-accounts, combine Sub-accounts, restrict or prohibit additional allocations to certain Sub-accounts, limit access to Sub-accounts, or substitute underlying mutual funds or portfolios of underlying mutual funds, subject to any required regulatory approvals. Please refer to the "Reserved Rights" section for additional information. Values and benefits based on allocations to the Sub-accounts will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable. We do not guarantee the investment results of any Sub-account.

We may transfer assets of the Variable Separate Account(s), which we determine to be associated with the class of contracts to which this Annuity belongs, to another Variable Separate Account(s). If this type of transfer is made, the term "Variable Separate Account(s)" as used in this Annuity, shall include the Variable Separate Account(s) to which the assets were transferred. We will obtain prior approval from the Superintendent of the Department of Financial Services, as well as any other required approvals, before making such transfer of assets.

P-BBND(2/13)-NY                        7

                                    CHARGES

General: The charges which are, or may be, deducted from your Annuity include, but are not limited to: any applicable Contingent Deferred Sales Charge, the Insurance Charge, the Annual Maintenance Fee, Tax Charges, a Transfer Fee, and any charges for any benefits provided by rider or endorsement.

Contingent Deferred Sales Charge: The Contingent Deferred Sales Charge for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. The charge decreases as the Purchase Payment ages. The aging of a Purchase Payment is measured from the date it is allocated to your Annuity. If you make a withdrawal of a Purchase Payment on the day before an anniversary of the date that Purchase Payment was made, we will use the Contingent Deferred Sales Charge percentage that would apply if the withdrawal was made on the following day. The charge percentage is shown in the "Contingent Deferred Sales Charge" section of the Annuity Schedule. The charge is deducted from the Sub-account(s) in the same proportion as the withdrawal upon which it is assessed.

Annual Maintenance Fee: This is a fee deducted on each anniversary of the Issue Date occurring on or before the Annuity Date, and upon surrender. However, we will waive the Annual Maintenance Fee due at surrender if the surrender occurs within 30 days after an Annual Maintenance Fee was last deducted. The fee is shown in the Annuity Schedule. We will waive all or a portion of this fee, if we are required by law or regulation, to meet any minimum nonforfeiture requirements. We will also waive this fee after the Annuity Date, and when a Death Benefit is determined, unless Spousal Continuation occurs. We reserve the right to waive this fee at any other time on a non-discriminatory basis.

As of the Valuation Day the Annual Maintenance Fee is due, the fee is deducted pro-rata from the Account Value of all Sub-accounts to which your Account Value is allocated.

Tax Charges: The Annuity may include a charge generally intended to approximate any applicable premium tax, retaliatory tax and other taxes imposed on us by a state, municipality or other jurisdiction. In some cases the Tax Charges may be more, and in some cases less, than the actual amount of taxes we are required to pay with respect to a particular Annuity. We may pay these taxes when due and deduct the Tax Charges from the Account Value at a later date.

Transfer Fee: The Transfer Fee is shown in the Annuity Schedule. A Transfer Fee is only applicable if two or more Sub-Accounts are available and you elect to transfer Account Value between or among such Sub-Accounts. The fee is deducted pro-rata from all Sub-accounts in which you maintain Account Value immediately subsequent to the transfer. Transfers made through any electronic method or program we specify are not counted in calculating any applicable Transfer Fee. For purposes of calculating the Transfer Fee, all transfers made on the same Valuation Day count as one transfer.

Insurance Charge: The Insurance Charge is assessed daily, based on an annualized rate, as shown in the Annuity Schedule and the Schedule Supplements of certain benefit ridersmade a part of this Annuity. See the "Account Value" section of this Annuity for a description of how the Insurance Charge is deducted.

P-BBND(2/13)-NY                        8

                            RIGHTS AND DESIGNATIONS

You may exercise the rights, options and privileges granted in this Annuity or permitted by us. Your rights to make future changes under this Annuity terminate as of the date we receive notice of death of the decedent. No rights of survivorship are provided except as provided herein.

You make certain designations that apply to the Annuity. These designations are subject to our rules and to various regulatory or statutory requirements, depending on the use of the Annuity. These designations may include an Owner(s), an Annuitant(s), a Contingent Annuitant(s), a Beneficiary(ies), and a contingent Beneficiary(ies). Certain designations are required, as indicated below.

Owner(s): An Owner must be named. You may name more than one Owner; however, we may limit the number of Owners. If you name more than one Owner, all rights reserved to Owners are then held equally by all Owners. We require the consent in Good Order of all Owners and any other party with current vested rights for any transaction for which we require the written consent of Owners. However, if the Owners each provide us with instructions that we find acceptable, we will permit an Owner to act independently on behalf of all the Owners with respect to those transactions which would otherwise require the written consent of all Owners. We will send all communications to the address of the first named Owner.

Annuitant: You must name an Annuitant. We do not accept a designation of joint Annuitants during the Accumulation Period. You may name one or more Contingent Annuitant(s), subject to our approval. If the Annuitant is not an Owner, and the Annuitant predeceases any Owner who is a natural person, not an entity:

    (a)The designated Contingent Annuitant becomes the Annuitant; or

    (b)If no Contingent Annuitant was designated, the Owner becomes the Annuitant; or

    (c)If there are multiple Owners who are natural persons, the oldest of such Owners becomes the Annuitant if no Contingent Annuitant was designated.

Beneficiary(ies): The Death Benefit is payable to the Beneficiary(ies). You may designate more than one primary or contingent Beneficiary. If you make such a designation, the proceeds are payable in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise in Good Order.

Unless otherwise required by law, if the primary Beneficiary(ies) predeceases the decedent, the Death Benefit proceeds will become payable to the contingent Beneficiary(ies). If the Beneficiary(ies) dies after the death of the decedent, the Death Benefit proceeds will be payable to the Beneficiary's(ies') estate(s) upon our receipt of Due Proof of Death of the decedent. If no Beneficiary is alive when the Death Benefit proceeds are determined or there is no Beneficiary designation, the proceeds will vest in any surviving Owner(s), including an Owner that is an entity. If there is no surviving Owner(s), the proceeds will vest in your estate.

Changing Designations: You may request to change the Owner(s), Annuitant, Contingent Annuitant, Beneficiary and contingent Beneficiary designations by sending us a request in Good Order. Such changes will be subject to our acceptance. Some of the changes we may not accept include, but are not limited to: (a) a new Owner(s) subsequent to the death of the Owner or, if there are multiple Owners, the first of such Owners to die, unless the change of Owner is the result of Spousal Continuation; (b) a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of Spousal Continuation; (c) a new Annuitant subsequent to the Annuity Date if the annuity option selected includes a life contingency; (d) a new Annuitant prior to the Annuity Date if the Owner is an entity; and (e) a designation change if the change request is received at our Service Office after the Annuity Date.

P-BBND(2/13)-NY                        9

If there is a change of Owner(s) or Annuitant, the Latest Available Annuity Date will be based on the age of the oldest Owner(s) or Annuitant once the change is made. The Annuity Date must: (a) be on or after the Earliest Available Annuity Date and on or before the new Latest Available Annuity Date; and (b) must be consistent with applicable laws and regulations at the time.

A change of Owner(s) or Annuitant will take effect on the date you sign the notice of change, subject to receipt at our Service Office in Good Order. An Owner(s) may seek to transfer ownership of the Annuity, subject to the interest of any assignee or beneficiary of record. We assume no responsibility for the validity or tax consequences of any change of ownership.

A change of Beneficiary will take effect on the date you sign the notice of change, subject to receipt at our Service Office in Good Order.

Any change of Owner(s), Annuitant, or Beneficiary(ies) we accept is subject to any transactions processed by us before we receive the notice of change.

Common Disaster: If an Owner is a natural person, and if any other Owner or Beneficiary dies with the Owner in a common disaster, it must be proved to our satisfaction that the Owner died first. When there is insufficient evidence to determine the order of death, then, unless prohibited by law, we will deem the Owner to be the last survivor and pay the proceeds to any remaining Beneficiary, or if none, to any remaining contingent Beneficiary, or if none, to any surviving Owner, or if none, to the Owner's estate.

If: (a) the Owner is an entity; (b) no Contingent Annuitant has been designated; and (c) the Annuitant and the Beneficiary die in a common disaster, then it must be proved to our satisfaction that the Annuitant died first. Unless prohibited by law, when there is insufficient evidence to determine the order of death, we will deem the Annuitant to be the last survivor and pay the proceeds to any remaining Beneficiary, or if none, to any remaining contingent Beneficiary, or if none, to the Owner.

                               PURCHASE PAYMENTS

Initial Purchase Payment: Issuance of an Annuity represents our acceptance of an initial Purchase Payment. The amount of your initial Purchase Payment evidenced by this Annuity is shown in the Annuity Schedule. Purchase Payments are allocated to the one or more Sub-accounts we make available according to your instructions.

Additional Purchase Payments: The Purchase Payment Age Limitation and the Minimum Additional Purchase Payment are as shown in the Annuity Schedule. We may further limit or reject certain Purchase Payments. Additional Purchase Payments will be allocated according to your instructions to the one or more Sub-accounts we make available. If you have not provided any allocation instructions with the additional Purchase Payment, we will allocate it on a pro-rata basis to the Sub-account(s) in which your Account Value is then allocated excluding any Sub-account(s) to which you are not permitted to electively allocate or transfer Account Value.

P-BBND(2/13)-NY                        10

                                 ACCOUNT VALUE

Account Value in the Sub-account(s): We determine your Account Value separately for each of the one or more Sub-accounts we make available. To determine the Account Value in each Sub-account, we multiply the Unit Price, as of the Valuation Day for which the calculation is being made, by the number of Units attributable to your Annuity in that Sub-account as of that Valuation Day.

Units: The number of Units attributable to this Annuity in a Sub-account is the number of Units purchased less the number of Units liquidated. We determine the number of Units involved in any transaction specified in dollars by dividing the dollar value of the transaction by the Unit Price of the affected Sub-account as of the Valuation Day applicable to such transaction.

Unit Price: The Unit Price for each Sub-account is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Day. The Unit Price for a Valuation Period applies to each day in the period.

Net Investment Factor: Each Sub-account has a net investment factor. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Sub-account from one Valuation Period to the next.

The net investment factor for a Valuation Period is (a) divided by (b), less (c), where:

    (a)is the net result of:

       (1)the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus

       (2)any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

    (b)is the net result of:

       (1)the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus

       (2)any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

    (c)is the Insurance Charge and any applicable charge assessed against a Sub-account for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.

We value the assets in the Sub-account(s) at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

P-BBND(2/13)-NY                        11

                               ALLOCATION RULES

You may allocate your Account Value in the one or more Sub-accounts we make available, excluding any Sub-account(s) to which you are not permitted to electively allocate or transfer Account Value. We may limit the availability of Sub-accounts for additional Purchase Payments or transfers. Should you request a transaction that would leave less than the Minimum Sub-account Amount, shown in the Annuity Schedule, in a Sub-account, we may, to the extent permitted by law, add the balance of your Account Value in the applicable Sub-account to the transaction and close out your balance in that Sub-account.

Transfer Restrictions: If two or more Sub-accounts are made available, we may limit the number of transfers between or among such Sub-accounts in any Annuity Year for all existing or new Owners in order to preserve the tax status of your Annuity. In addition, in light of the risks that frequent transfers impose upon Owners and other investors in the Variable Separate Account(s) and/or mutual fund portfolios that serve as funding vehicles for the Sub-accounts, we may limit transfer activity and impose other requirements or charges to minimize these risks, including requiring a minimum time period between each transfer, limiting the number of transfers in any Annuity Year or refusing any transfer request for an Owner or certain Owners. The Transfer Fee, Minimum Transfer Amount and Maximum Number of Transfers are shown in the Annuity Schedule.

Where permitted by law, you may authorize a third party to transfer Account Values on your behalf. Such authorization is subject to our acceptance and to the transfer restrictions described in the preceding paragraph. We may suspend or cancel our acceptance of the authorization at any time. We may restrict the Sub-accounts available for transfers or allocation of Purchase Payments by such third party.

We will not restrict the available Sub-account(s) if we receive evidence satisfactory to us that: (a) a court of competent jurisdiction has appointed such third party to act on your behalf; or (b) you have executed a power of attorney naming such third party to act on your behalf for insurance transactions. We may refuse to accept, or suspend or cancel our acceptance of, a power of attorney at any time.

Your right to make transfers is subject to the restrictions described above if we determine that the exercise of the right by one or more Owners or by any third party they so authorize is, or would be, to the disadvantage of other Owners, or if we are required to do so by applicable laws or regulations. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other Owners or to ensure compliance with such laws or regulations.

P-BBND(2/13)-NY                        12

                                 DISTRIBUTIONS

General: We require you to submit a request in Good Order to our Service Office for any withdrawal or surrender. We may also require that you send your Annuity to our Service Office as part of any surrender request. Unless we receive instructions from you prior to a withdrawal, we will take the withdrawal pro-rata from the Sub-accounts in which your Account Value is then allocated. We price any distribution on the Valuation Day we receive all required materials in Good Order.

Surrender: Surrender of your Annuity for its Surrender Value is permitted during the Accumulation Period.

Partial Withdrawals: You may withdraw part of your Surrender Value. If the amount of the partial withdrawal request reduces your Account Value below the Minimum Surrender Value After a Partial Withdrawal shown in the Annuity Schedule, we may treat your request as a request for a full surrender.

For partial withdrawal purposes, amounts are deemed to be withdrawn from your Annuity in the following order:

    (1)from "old" Purchase Payments not previously withdrawn (those Purchase Payments to which Contingent Deferred Sales Charges no longer apply prior to the withdrawal); then from

    (2)"new" Purchase Payments not previously withdrawn (if there are multiple "new" Purchase Payments, the one received earliest is withdrawn first, then the one received next earliest, and so forth); then from

    (3)other Surrender Value.

Required Minimum Distributions: If your Annuity is being used for certain qualified purposes under the Internal Revenue Code, you may be required to begin receiving minimum distributions on a periodic basis from your Annuity. The total amount of the minimum distributions required under the Code may depend on other annuities, savings or investments you have. We will calculate a required minimum distribution amount each year, based solely on the value of this Annuity. The amount we calculate ("Required Minimum Distribution") will not be based on any other annuities, savings or investments. We will notify you of the Required Minimum Distribution amount each year. If you choose to have the Required Minimum Distribution paid out from this Annuity, you must do so through a program we make available.

Unless we receive other instructions from you, we will take each Required Minimum Distribution pro-rata from the Sub-account(s) to which your Account Value is allocated at the time of the distribution. If the amount of the Required Minimum Distribution reduces your Account Value below the Minimum Surrender Value After a Partial Withdrawal, we may treat the distribution as a full surrender of the Annuity.

No Contingent Deferred Sales Charge is assessed against amounts withdrawn as Required Minimum Distributions over your life or life expectancy. The Contingent Deferred Sales Charge may apply to amounts withdrawn to meet minimum distributions in relation to other annuities, savings and investments you may have, or to any minimum distributions that are based on this Annuity but which are not calculated by us.

P-BBND(2/13)-NY                        13

                                 DEATH BENEFIT

The person upon whose death the Death Benefit during the Accumulation Period is determined is referred to as the "decedent." A Death Benefit is payable only if your Account Value at the time of the decedent's death is greater than zero.

If the Owner is a natural person, not an entity, the Owner is the decedent upon his or her death. If there is more than one Owner, each being a natural person and not an entity, the first of such Owners to die is the decedent upon his or her death. If the Owner is an entity, and there is no Contingent Annuitant, then the Annuitant is the decedent and the Death Benefit is payable upon the Annuitant's death.

The Death Benefit is determined as of the date we receive Due Proof of Death of the decedent. The amount of the Death Benefit is equal to the Account Value on the date we receive Due Proof of Death of the decedent. However, any Death Benefit amount not paid in full on the date of Due Proof of Death is subject to fluctuation in value due to the investment performance of the Sub-account(s) until the Death Benefit is paid out in full. We call this the "Basic Death Benefit."

In the event of death before the Annuity Date, the Death Benefit must be distributed within: (a) five years of the date of death of the decedent; or
(b) as to each Beneficiary, over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Except as noted below in the "Spousal Continuation" section, we assume that the Death Benefit is to be paid out under (a), above, unless we receive a different election.

The Owner(s) may elect the method of payment to each Beneficiary, subject to our then current rules, prior to the date of death of the decedent. When no such election is made as to a specific Beneficiary, such Beneficiary must elect the method of payment within 60 days of the date we receive all required documentation in Good Order in order to pay the Death Benefit to that Beneficiary. If no election is made within 60 days, the default will be distribution within five years of the date of death of the decedent as noted in
(a) above. In addition, distribution after a decedent's death to be paid over the life expectancy or over the life of the Beneficiary under (b), above, must commence within one year of the date of death.

The Owner may elect to have any amount of the proceeds due to a Beneficiary applied under any of the Annuity Payout Options described in the "Annuity Payment Options" section, or any other option we then make available. If you made such an election, a Beneficiary may not alter such an election. However, if you have not previously made such an election, a Beneficiary may make such an election as to the proceeds due that Beneficiary. The Beneficiary will be the "measuring life" for determining the amount of any annuity payments dependent on the continuation of life. We may require evidence satisfactory to us of the age of the measuring life prior to commencement of any annuity payments.

In the event of death on or after the Annuity Date, we distribute any payments due subsequent to an Owner's death at least as rapidly as under the method of distribution in effect as of the date of such Owner's death.

No Death Benefit is payable upon the Annuitant's death during the Accumulation Period if the Owner is an entity and a Contingent Annuitant has been designated. In this event, the Contingent Annuitant becomes the Annuitant and the Annuity continues.

P-BBND(2/13)-NY                        14

Spousal Continuation: We allow the spouse to continue the Annuity subsequent to a decedent's death, subject to our rules and subject to our receipt of Due Proof of Death. The situations where the Annuity may continue subsequent to a death will be determined by us. For example, these situations may include when on the date we receive Due Proof of Death of the decedent:

    (a)there is only one Owner of the Annuity and there is only one Beneficiary who is the Owner's spouse, or

    (b)there are two Owners who are married to each other on the date of death of the decedent, and the surviving Owner is the sole primary Beneficiary under the Annuity, or

    (c)there are two Owners who are married to each other on the date of death of the decedent, and no Beneficiary designation has been elected, we then assume that the surviving spouse will be the sole primary Beneficiary.

Spousal Continuation may occur only once.

Upon continuation of the Annuity by the spouse, we will waive any Contingent Deferred Sales Charge applicable to Purchase Payments made before Spousal Continuation.

P-BBND(2/13)-NY                        15

                            ANNUITY PAYOUT OPTIONS

General: This Annuity provides for payments under one of the Annuity Payout Options described below. Any other available Annuity Payout Options, in addition to those shown, may be selected with our consent. Certain Annuity Payout Options may not be available, depending on the age of the Annuitant. You will be the payee of the payments under the Annuity Payout Option selected, unless we receive other instructions in Good Order.

Annuity payments can be guaranteed for a period certain or for a period certain and life, as described below. You may choose an Annuity Date, an annuity option and the frequency of annuity payments. Your choice of Annuity Date and annuity option may be limited, depending on your use of the Annuity. The Earliest Available Annuity Date and Latest Available Annuity Date as of the Issue Date are shown in the Annuity Schedule. You may change your choices at any time up to thirty days before any Annuity Date you selected. We must receive your request in Good Order. If there is any remaining Contingent Deferred Sales Charge applicable to any Purchase Payment as of the Annuity Date, we may restrict the availability of certain Annuity Payout Options we offer.

If, on the Annuity Date, the Surrender Value is less than the Minimum Surrender Value at Annuitization shown in the Annuity Schedule, or the Surrender Value would provide an initial payment amount of less than the Minimum Annuity Payment shown in the Annuity Schedule, we reserve the right to pay you the Account Value in one lump sum in full satisfaction of our obligations under this Annuity.

    a) Option 1 - Payments for a Period Certain: Under this option, income is payable periodically for the number of years selected (the "Period Certain"), subject to our then current rules. Should the Owner die before the end of the Period Certain, the remaining Period Certain payments are paid to the named Beneficiary, or your estate if no Beneficiary is named, until the end of the Period Certain.

    b) Option 2 - Payments for Life with a Period Certain: Under this option, income is payable periodically for the number of years selected (the "Period Certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Annuitant die before the end of the Period Certain, the remaining Period Certain payments are paid to the named Beneficiary, or your estate if no Beneficiary is named, until the end of the Period Certain.

We may require evidence satisfactory to us of the age of the Annuitant upon whose life payment amounts are calculated prior to commencement of any annuity payments.

Death During the Payout Period: In the Payout Period, subsequent to the death of the Annuitant, we continue to pay any Period Certain payments (payments not contingent on the continuance of any life) to the Owner (or named payee, if requested by the Owner) or, if applicable, any named Beneficiary. If no Beneficiary has been named, any remaining Period Certain payments will be paid to your estate. Note that the Beneficiary designation during the Accumulation Period is applicable to the Payout Period unless you have indicated otherwise.

Default Annuity Option: In the absence of an election we receive in Good Order, we will apply the Default Annuity Option shown in the Annuity Schedule.

Recovery of Excess Annuity Payments: We may recover any annuity payments we have made after the Annuitant's death under any annuity option (other than one that provides for "Period Certain" payments).

P-BBND(2/13)-NY                        16

Annuity Payments: Annuity payments under Option 1 and 2 above do not fluctuate. The Account Value on the Annuity Date, less any applicable Tax Charges, is used to determine the annuity payments. The payment amount will be determined based on the annuity rates for the annuity option and the frequency of payment selected. The annuity rates per $1,000 of value for Monthly Annuity Payments under Options 1 and 2 above will not be less than those shown in the Annuity Tables.

Annuity payments at the time of their commencement will not be less than those that would be provided by the application of "an amount" to purchase any single consideration immediate annuity contract offered by the company at the time to the same class of annuitants. "The amount" is defined as the greater of the Surrender Value or 95% of what the Surrender Value would be if there was no Contingent Deferred Sales Charge.

                                ANNUITY TABLES

The rates in Tables 1 and 2 below are applied to the Account Value on the Annuity Date to compute the minimum amount of the annuity payment for the payout options described on the preceding page. Table 1 is used to compute the minimum annuity payment under Option 1 (Payments for a Period Certain). Table 2 is used to compute the minimum initial annuity payment under Option 2 (Payments for Life with a Certain Period), assuming a 10 year Period Certain.

The rates used in each table are applied per $1,000 of Account Value, as of the Annuity Date. We used an interest rate of 1.0% per year in preparing Table 1, and an interest rate of 2.0% per year in preparing Table 2. Table 2 assumes 120 monthly payments certain. The annuity payments in Table 2 are based on the Annuitant's "adjusted age" and sex. The adjusted age is the Annuitant's age as of the Annuitant's last birthday prior to the date on which the first payment is due, adjusted as shown in the "Translation of Adjusted Age" table below. When we computed the amounts shown in Table 2, we used the Annuity 2000 valuation mortality table, with four-year age setbacks and projected mortality improvement factors (modified Scale G) projected from the age at annuitization to the age at which the probability of survival is needed in the calculation of the annuity payment.

                            Translation of Adjusted Age
--------------------------------------------------------------------------------------
Calendar Year in Which                       Calendar Year in Which
First Payment Is Due        Adjusted Age      First Payment Is Due    Adjusted Age
----------------------    ------------------ ---------------------- ------------------
2010 through 2019         Actual Age minus 1  2060 through 2069     Actual Age minus 6
2020 through 2029         Actual Age minus 2  2070 through 2079     Actual Age minus 7
2030 through 2039         Actual Age minus 3  2080 through 2089     Actual Age minus 8
2040 through 2049         Actual Age minus 4  2090 through 2099     Actual Age minus 9
2050 through 2059         Actual Age minus 5

               Amount of Monthly Payment For Each $1,000 Applied

                    Table 1 -Payments for a Period Certain
-------------------------------------------------------------------------------
Number        Monthly  Number    Monthly  Number of   Monthly Number of Monthly
of Years      Payment of Years   Payment    Years     Payment   Years   Payment
--------      ------- ---------  ------- -----------  ------- --------- -------
     1        $83.71      8      $10.83      14        $6.37     20      $4.59
     2        42.07       9       9.68       15        5.98      21      4.40
     3        28.18      10       8.75       16        5.63      22      4.22
     4        21.24      11       7.99       17        5.33      23      4.05
     5        17.08      12       7.36       18        5.05      24      3.90
     6        14.30      13       6.83       19        4.81      25      3.76
     7        12.32

P-BBND(2/13)-NY                        17

          Table 2 - Payments for Life with a 10 Year Period Certain
-------------------------------------------------------------------------------
Adjusted                  Adjusted                     Adjusted
  Age     Male    Female    Age      Male     Female     Age     Male   Female
-------- -------  ------  -------- --------  --------  -------- ------  ------
  41      2.66     2.52      61      3.79      3.48      81      6.68    6.25
  42      2.69     2.55      62      3.88      3.56      82      6.87    6.46
  43      2.73     2.58      63      3.98      3.64      83      7.06    6.67
  44      2.77     2.61      64      4.08      3.73      84      7.24    6.89
  45      2.81     2.64      65      4.19      3.82      85      7.42    7.10
  46      2.85     2.68      66      4.30      3.92      86      7.60    7.31
  47      2.90     2.72      67      4.42      4.02      87      7.77    7.51
  48      2.94     2.76      68      4.55      4.13      88      7.93    7.70
  49      2.99     2.80      69      4.68      4.25      89      8.08    7.88
  50      3.04     2.84      70      4.81      4.37      90      8.22    8.05
  51      3.10     2.88      71      4.96      4.50      91      8.35    8.20
  52      3.15     2.93      72      5.11      4.64      92      8.46    8.34
  53      3.21     2.98      73      5.26      4.79      93      8.57    8.47
  54      3.27     3.03      74      5.43      4.94      94      8.67    8.58
  55      3.34     3.09      75      5.59      5.10      95      8.76    8.68
  56      3.40     3.14      76      5.76      5.28
  57      3.47     3.20      77      5.94      5.46
  58      3.55     3.27      78      6.12      5.64
  59      3.62     3.33      79      6.31      5.84
  60      3.71     3.40      80      6.49      6.04

P-BBND(2/13)-NY                        18

                              GENERAL PROVISIONS

Entire Contract: This Annuity, including the Annuity Schedule, any riders, endorsements, schedule supplements, and amendments that are made part of this Annuity, are the entire contract. This Annuity may be changed or modified only in a writing signed by our President, a Vice President, or Secretary. We are not bound by any promises or representations made by, or to, any other person.

Incontestability: We will not contest this Annuity. Any statements made in applying for the Annuity are considered representations, not warranties.

Misstatement of Age or Sex: If there has been a misstatement of the age and/or sex of any person upon whose life any amounts we are obligated to determine in order to make any payment, including charges and annuity payments or the Death Benefit, we will adjust such amounts to conform to that for the correct age and/or sex. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction with interest at a rate of 3%; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

Transfers, Assignments or Pledges: Generally, your rights in this Annuity may be transferred, assigned or pledged for loans. However, these rights may be limited if your Annuity is used as an Individual Retirement Annuity ("IRA") or other qualified investment that is given beneficial tax treatment under the Code. You may assign this Annuity before the Annuity Date. An assignment will take effect on the date the notice of assignment is received at our Service Office in Good Order. Any assignment we accept is subject to any transactions processed by us before we receive the notice of assignment. You may exercise these rights subject to the interest of any assignee or irrevocable beneficiary of record. We assume no responsibility for the validity or tax consequences of any assignment.

Nonparticipation: The Annuity does not share in our profits or surplus earnings.

Deferral of Transactions: We may defer any payment of the Surrender Value for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer payment of the Surrender Value for more than thirty days, we will pay interest as required by state law. We may defer any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed seven calendar days from the date the transaction is effected.

In addition to the transfer restrictions above, all transactions into, out of, or based on any Sub-account may be postponed whenever: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

Claims of Creditors: To the extent permitted by law, no payment or value under this Annuity is subject to the claims of your creditors or those of any other Owner, any Annuitant, or any Beneficiary.

Evidence of Survival: Before we make a payment, we have the right to require proof of continued life and any other documentation we need to make a payment. We can require this proof for any person whose life or death determines whether or to whom we must make the payment.

Tax Reporting and Withholding: We comply with all applicable federal and state tax reporting and withholding laws and regulations with respect to this Annuity. Events giving rise to such tax reporting and withholding include, but are not limited to: (a) annuity payments; (b) payment of Death Benefits;
(c) other distributions from the Annuity; and (d) transfers and assignments.

P-BBND(2/13)-NY                        19

Facility of Payment: Subject to applicable law, we reserve the right, in settlement of full liability, to make payments to a guardian, conservator or other legal representative if a payee is legally incompetent.

Participation and Termination of Certain Programs We May Offer: To elect to participate in, or to terminate participation in, any program we may offer, we must receive your request in Good Order at our Service Office.

Minimum Benefits: Any benefits available under this Annuity are not less than the minimum benefits required by applicable law in the jurisdiction where this Annuity is delivered.

Reports to You: We will provide you with reports at least once annually. You may request additional reports; we may charge up to $50 for each such additional report.

Reserved Rights: In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to perform any or all of the following:
(a) combine a Sub-account with other Sub-accounts; (b) combine the Variable Separate Account(s) shown in the Annuity Schedule with other "unitized" separate accounts; (c) deregister the Variable Separate Account(s) shown in the Annuity Schedule under the Investment Company Act of 1940; (d) operate the Variable Separate Account(s) shown in the Annuity Schedule as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the federal securities laws, including, but not limited to, the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any changes to the Securities and Exchange Commission's interpretation thereof;
(f) make changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any charge or distribution from your Annuity under the Internal Revenue Code; (g) to establish a provision for federal income taxes if we determine that we will incur a tax as a result of the operation of the Separate Account; (h) make any changes required by Federal or state laws with respect to annuity contracts; and (i) to the extent dictated by any underlying mutual fund, impose a redemption fee or restrict transactions within any Sub-account. We reserve the right to modify this Annuity without receiving your prior consent, except as may be required by any applicable law, if we are required to make changes necessary to comply with state regulatory requirements, Internal Revenue Service ("IRS") requirements or other federal requirements. However, we will obtain your prior consent before making a modification which would result in a reduction in the benefits provided by this Annuity.

We may eliminate Sub-accounts, restrict or prohibit additional allocations to certain Sub-accounts, or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for any other reason. We would obtain the approval of the Superintendent of the Department of Financial Services, and any prior approval as required by any applicable law, before exercising the rights described in this "Reserved Rights" section.

P-BBND(2/13)-NY                        20

                      THIS PAGE INTENTIONALLY LEFT BLANK

P-BBND(2/13)-NY                        21

    NON-PARTICIPATING INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

      During the Accumulation Period any payments and values based on the Sub-account(s) are not guaranteed and will increase or decrease, based on their investment performance.

 Payout options are specified in the Annuity. Other payout options may be made available.

P-BBND(2/13)-NY                        22